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                                                                   Exhibit 7(a)

                  [LETTERHEAD of LEWIS, RICE & FINGERSH, L.C.]


                                 May 11, 1998




VIA FAX AND FEDEX
-----------------

Theodore L. Eissfeldt, Esq.
HOWARD & HOWARD, L.C.
The Creve Coeur Building, Ste. 200
321 Liberty Street
Peoria, IL  61602-1403

      Re:   Illini Corporation Shareholder Rights Plan
            ------------------------------------------

Dear Ted:

      As a follow up to our recent telephone conversation, I thought it might be useful to provide some clarification of my client's (Mrs. Ida Noll) position regarding certain issues involving the subject "Poison Pill" Plan.

      The first point of clarification concerns the Directors' assumption that Mrs. Noll became an acquiring person "inadvertently." My Webster's dictionary defines the term "INADVERTENT" to mean "not turning the mind to a matter." Thus, whether or not Mrs. Noll exceeded the 10% ownership threshold under the "Poison Pill" Plan "inadvertently" is determined by Mrs. Noll's state of mind. I have to question whether the Directors had any factual basis whatsoever to assume, at their April 30, 1998 meeting, that Mrs. Noll had exceeded the 10% trigger "inadvertently." If Mrs. Noll ultimately should testify with respect to this matter, she would say that she was mindful and well aware of the ostensible consequences under the Directors' "Poison Pill" Plan of the receipt of her mother's gift. In other words, Mrs. Noll was cognizant that she would become an "Acquiring Person" under the terms of the Directors' "Poison Pill" Plan by accepting her mother's gift. Mrs. Noll, therefore, did not become an Acquiring Person
                                          ---
"inadvertently." The Directors' assumption/determination to the contrary is baseless.

      You might ask why Mrs. Noll would knowingly accept her mother's gift, cross the 10% ownership threshold, become an "Acquiring Person" and seemingly risk the severe consequences of the Directors' "Poison Pill" Plan. The answer is that Mrs. Noll firmly believes that either the Plan was void ab initio or that the Directors are personally liable for breaching their
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fiduciary duties to her by adopting and refusing to modify their oppressive and unreasonable Plan. By letter dated January 7, 1998, Mrs. Noll, through her attorney, protested the unreasonableness and



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                    LEWIS, RICE & FINGERSH, L.C.

Theodore L. Eissfeldt, Esq.
May 11, 1998
Page 2

inequities of the Directors' "Poison Pill" Plan and asked that the Directors terminate it. The Directors refused. Mrs. Noll subsequently adopted a "business as usual" approach to her conduct vis-a-vis the Directors' "Poison Pill" Plan. She reasoned that because the triggering of the Directors' "Poison Pill" Plan against her interests was inevitable (due to natural intra-family succession of shares, as we have previously described), that she would not reject a bona fide intra-family gift or, for that matter, an inheritance when and as such would someday come to her (or her children) in the natural course of events of her immediate family. So, Mrs. Noll accepted her mother's recent gift knowing that it took her ownership interest above the 10% trigger of the Directors' "Poison Pill" Plan, with complete confidence that either the Plan is so fatally flawed that it is void and wholly unenforceable or that, at a minimum, the Directors will be held liable to her for all damages suffered on account of the gross breach of their fiduciary duties.

      The second point of clarification, that was among the topics of my letter to you dated May 5, 1998, is the prompt divestiture requirement of the relevant clause of Section 1(a) of the Plan. As we have advised the Directors on two prior occasions, Mrs. Noll will not divest any shares. To
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do so would only postpone the inevitable triggering of the Plan against her.
Thus, whether or not a divestiture by Mrs. Noll is done "promptly", I would submit, is a moot point since there never will be any divestiture. Moreover, as an academic legal point, we disagree with your view that the Directors have sole power under the Plan to unilaterally determine what may constitute "promptly." As a grammatical matter, the Directors' determination language that appears as a modifier in the subject clause of Section 1(a) of the Plan clearly only modifies the "inadvertently" element and not the prompt divestiture element. Therefore, it ultimately would be for a court, and not the Directors, to determine what the term "promptly" means as used in this provision. It is also relevant, in this regard, that the Directors lost the power to amend or supplement their "Poison Pill" Plan after the April 16, 1998 Stock Acquisition Date (see Section 28 of the Plan).

      Because Mrs. Noll did not become an Acquiring Person "inadvertently" and given that she and her children won't divest any of their shares, it's very clear that the last clause of Section 1(a) of the Plan is inapplicable.

      Mrs. Noll intends to hold each Director personally liable for any damages which she or her children suffer on account of the "Poison Pill" Plan.

                                          Very truly yours,

                                          /s/ Thomas C. Erb

                                          Thomas C. Erb

TCE/jns